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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On November 13, 2001, HP issued the following press release.

HP ADVANCES DATE OF Q4 EARNINGS
ANNOUNCEMENT TO AVOID SCHEDULING
CONFLICT FOR INVESTMENT COMMUNITY

PALO ALTO, Calif., Nov. 13, 2001 -- Hewlett-Packard Company (NYSE:HWP) today announced that in order to avoid a scheduling conflict for the investment community, it has advanced the release of its fourth quarter earnings by a day. Dell Computer Corp. is releasing earnings at the time originally scheduled by HP.

HP will release its fourth quarter earnings after market close Wednesday, Nov. 14. It also will provide a live audio Webcast of a conference call hosted by Carly Fiorina, HP chairman and chief executive officer, and Bob Wayman, HP executive vice president and chief financial officer, at 4:30 p.m. EST/1:30 p.m. PST on Nov. 14. The Webcast of the conference call will be available at: http://www.hp.com/hpinfo/investor/quarters/2001/q4webcast.html.

A replay of the audio Webcast will be available at the same Web site shortly after the call and will remain available through 4:30 p.m. PST on Friday, Nov. 23.

In addition, it was announced last week in a press release that the filing of HP's registration statement on Form S-4 with the SEC relating to the Compaq merger would be made within the next several days. It is now anticipated that this filing will be made later this week after HP announces its fourth quarter results.

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About HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue from continuing operations of $48.8 billion in its 2000 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected timing of filing of the registration statement and of the special meeting of shareowners are forward-looking statements. Risks, uncertainties and assumptions include delays in filing of the registration statement; the possibility that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; and other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the eyar ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy

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statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and securityholders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.